UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No         )*

TEPPCO PARTNERS L.P.

(Name of Issuer)

Limited Partner Units

(Title of Class of Securities)

8723 84-10-2

(CUSIP Number)

Calvin P. Brasseaux

P.O. Box 1810

Covington, Louisiana 70433

(985) 892-4801

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8723 84-10-2	Page 2 of 7

(1)	NAMES OF REPORTING PERSONS CENAC TOWING CO., INC.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF LOUISIANA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 4,434,005 UNITS
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 4,434,005 UNITS

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,434,005 UNITS
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.68%
(12)	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 8723 84-10-2	Page 3 of 7

(1)	NAMES OF REPORTING PERSONS ARLEN B. CENAC, JR.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF LOUISIANA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 420,894 UNITS
(6) SHARED VOTING POWER 4,434,005 UNITS
(7) SOLE DISPOSITIVE POWER 420,894 UNITS
(8) SHARED DISPOSITIVE POWER 4,434,005 UNITS

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,854,899 UNITS
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.12%
(12)	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 8723 84-10-2	Page 4 of 7

Item 1.

Item 1	(a).	Name of Issuer:

TEPPCO PARTNERS L.P.

Item 1	(b).	Address of issuer’s principal executive offices:

1100 Louisiana Street, Suite 1600 Houston, TX 77002

Item 2.

2	(a).	Name of person filing:

This Schedule 13G is filed by Cenac Towing Co., Inc., a Louisiana corporation (the “Company”) and its sole shareholder, Arlen B. Cenac, Jr. (the “Owner”). For purposes of this Schedule 13G, the term “Reporting Persons” shall mean, collectively, the Company and the Owner.

2	(b).	Address of principal business office or, if none, residence:

The principal business offices of the Company and the Owner are located at 141 Bayou Dularge Road, P.O. Box 2617, Houma, Louisiana 70361.

2	(c).	Citizenship:

The Owner and all of the directors and executive officers of the Company are United States citizens.

2	(d).	Title of Class of Securities:

Limited Partner Units

2	(e).	CUSIP No.:

8723 84-10-2

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	a.	☐ Broker or dealer registered under Section 15 of the Act.

	b.	☐ Bank as defined in Section 3(a)(6) of the Act.

	c.	☐ Insurance company as defined in Section 3(a)(19) of the Act.

	d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	i.	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	j.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 8723 84-10-2	Page 5 of 7

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	a	Amount beneficially owned:

See the information set forth below and the response to Item 9 on each cover page as to each Reporting Person. The limited partner units beneficially owned by the Reporting Persons may as hereinafter referred to as the “CENAC Units”.

	b	Percent of class:

See the information set forth below and the response to Item 11 on each cover page as to each Reporting Person. Such figure is based on the current number of limited partner units outstanding as of November 5, 2007 as set forth on the Issuer’s Report on Form 10-Q for the quarterly period ended September 30, 2007, plus those limited partner units issued to the Reporting Persons pursuant to the Asset Purchase Agreement (defined below).

	c	Number of shares as to which such person has:

		i	Sole power to vote or to direct the vote:

See the information set forth below and the response to Item 5 on each cover page as to each Reporting Person.

		ii	Shared power to vote or to direct the vote:

See the information set forth below and the response to Item 6 on each cover page as to each Reporting Person.

		iii	Sole power to dispose or to direct the disposition of:

See the information set forth below and the response to Item 7 on each cover page as to each Reporting Person.

		iv	Shared power to dispose or to direct the disposition of:

See the information set forth below and the response to Item 8 on each cover page as to each Reporting Person.

In accordance with the terms of the Asset Purchase Agreement dated February 1, 2008 to which the Reporting Persons, the Issuer and others are parties (the “Asset Purchase Agreement”), a copy of which is attached as Exhibit 2 to the Current Report on Form 8-K dated February 1, 2008 and filed by the Issuer with the Securities and Exchange Commission on February 7, 2008, the Reporting Persons have agreed to grant to the Issuer for a period of ten (10) years certain rights of first refusal with respect to any proposed transfers by the Reporting Persons of the CENAC Units. The Reporting Persons also agreed in the Asset Purchase Agreement to restrict any private sale of the CENAC Units by the Reporting Persons to only United States citizens. Except for the matters discussed above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the ownership of the CENAC Units, and to the best of the knowledge of the Reporting Persons, none of the executive officers or directors of the Company has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the ownership of the CENAC Units.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

	a.	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

Not applicable.

	b.	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.”

CUSIP No. 8723 84-10-2	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 11, 2008	CENAC TOWING CO., INC.

		By:	/Arlen B. Cenac, Jr./
Arlen B. Cenac, Jr.
President

/Arlen B. Cenac, Jr./
Arlen B. Cenac, Jr.
Individually

CUSIP No. 8723 84-10-2	Page 7 of 7

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT
1	Joint Filing Agreement